Exhibit 99.1

SPORTRADAR ANNOUNCES PARTICIPATION IN UPCOMING CONFERENCES AND AFFIRMS 2023 ANNUAL GUIDANCE

ST. GALLEN, Switzerland, August 30, 2023 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced that Gerard Griffin, the Company’s Chief Financial Officer, will participate in the following two conferences in September:

•	Citi’s 2023 Global Technology Conference at the Hilton Midtown hotel in New York City on Wednesday, September 6, 2023. Sportradar will host investor meetings during the conference.

•	Bank of America’s Annual Gaming and Lodging Conference at the Bank of America Tower in New York City on September 7, 2023. Sportradar will host investor meetings during the conference.

Sportradar is reaffirming its annual outlook range provided on August 9, 2023 for revenue and Adjusted EBITDA1 for fiscal 2023 as follows:

•	Revenue in the range of €902.0 million to €920.0 million, representing growth of 24% to 26% over fiscal 2022.

•	Adjusted EBITDA[1] in a range of €157.0 million to €167.0 million, representing 25% to 33% growth versus last year.

•	Adjusted EBITDA margin[1] in the range of 17% to 18%.

Sportradar is also providing additional guidance on the relative weighting of revenue and Adjusted EBITDA1 in the third and fourth quarters of fiscal 2023 as follows:

•	Third quarter 2023 should represent approximately 43% of our second half revenue and 52% of our second half Adjusted EBITDA[1].

•	Fourth quarter 2023 should represent approximately 57% of our second half revenue and 48% of our second half Adjusted EBITDA[1].

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the NBA, NHL, MLB, NASCAR, UEFA, FIFA, Bundesliga, ICC and ITF, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:
Christin Armacost, CFA, Manager Investor Relations
investor.relations@sportradar.com

Media:
Sandra Lee, EVP of Global Communications
press@sportradar.com

1 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents profit for the period from continuing operations adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment loss on other financial assets, remeasurement of previously held equity-accounted investee, non-routine litigation costs, professional fees for SOX and ERP implementations, one-time charitable donation for Ukrainian relief activities, share of loss of equity-accounted investee (SportTech AG), loss on disposal of equity-accounted investee (SportTech AG), foreign currency (gains) losses, finance income and finance costs, and income tax expense (benefit) and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sports rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports right's licenses. Management believes that, by deducting the full amount of amortization of sports rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

1 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2023. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects,” “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

1 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.